UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HOOKIPA PHARMA INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

43906K 100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43906K 100

1	Name of Reporting Person Gilead Sciences, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,667,268

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,667,268

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,667,268

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.7%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage based on 21,588,756 shares of Common Stock outstanding as of November 12, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 12, 2019.

CUSIP No. 43906K 100

1	Name of Reporting Person Gilead Sciences Ireland UC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No.1 (the “Amendment”) amends, and restates in its entirety, the statement on Schedule 13G originally filed by Gilead Sciences, Inc. (“Gilead” or the “Reporting Person”) and Gilead Sciences Ireland UC (“GSIUC”), a wholly-owned subsidiary of Gilead, on May 3, 2019 (the “Initial Schedule 13G”). Although the actual number and percentage of shares of common stock, par value $0.0001 (“Common Stock”), of Hookipa Pharma Inc. (the “Issuer”) beneficially owned by Gilead have not changed since the filing of the Initial Schedule 13G, this Amendment is being filed to (1) remove GSIUC as a reporting person and (2) reflect the transfer in October 2019 of 807,445 shares of Common Stock of the Issuer previously owned by GSIUC to the Reporting Person. The Reporting Person, as the controlling person of GSIUC, had reported beneficial ownership of the shares of Common Stock owned by GSIUC in the Initial Schedule 13G.

Item 1.
	(a)	Name of Issuer HOOKIPA Pharma Inc.
	(b)	Address of Issuer’s Principal Executive Offices 350 Fifth Avenue, 72nd Floor, Suite 7240 New York, NY 10118

Item 2.
	(a)	Names of Persons Filing Gilead Sciences, Inc.
	(b)	Address of Principal Business Office or, if none, Residence Gilead Sciences, Inc. 333 Lakeside Drive Foster City, California, 94404
	(c)	Citizenship State of Delaware
	(d)	Title of Class of Securities Common Stock, $0.0001 par value
	(e)	CUSIP Number 43906K 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A.

Item 4.	Ownership.
	(a)	Amount beneficially owned: 1,667,268
	(b)	Percent of class: 7.7%*
	(c)	Number of shares as to which Gilead Sciences, Inc. has:
		(i)	Sole power to vote or to direct the vote: 1,667,268
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,667,268
		(iv)	Shared power to dispose or to direct the disposition of: 0

*	Percentage based on 21,588,756 shares of Common Stock outstanding as of November 12, 2019, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A.

Item 8.	Identification and Classification of Members of the Group.
N/A.

Item 9.	Notice of Dissolution of Group.
N/A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

GILEAD SCIENCES, INC.

/s/ Brett Pletcher
Name: Brett Pletcher
Title: EVP, Corporate Affairs, General Counsel & Corporate Secretary